Exhibit 99.3

SCHEDULE B

Unaudited Consolidated Interim Financial Statements of Correvio LLC as at and for

the nine months ended September 30, 2013 and 2012

Consolidated Interim Financial Statements

Correvio, LLC

Periods ended September 30, 2013 and 2012

Expressed in United States (U.S.) dollars

Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP)

(Unaudited)

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Correvio, LLC

Consolidated Interim Financial Statements

Periods ended September 30, 2013 and 2012

(Unaudited)

2

Correvio, LLC

Consolidated Balance Sheets (Unaudited)

	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$6,888,752	$20,123,989
Restricted cash	1,747,132	1,483,407
Accounts receivable net of allowance of $56,048
and $67,289 in 2013 and 2012, respectively	8,105,980	11,544,890
Inventory (note 2)	4,180,259	4,246,094
Prepaid expenses and other current assets	1,823,073	1,073,700
Total current assets	22,745,196	38,472,080

Property and equipment	79,258	376,981
Intangible assets (note 3)	12,068,845	45,116,129
Security deposit	132,086	130,506
Total assets	$35,025,385	$84,095,696

Liabilities and members’ equity
Current liabilities:
Accounts payable	$1,289,423	$4,016,265
Accrued expenses	3,882,478	3,811,325
Accrued payroll liabilities	1,525,809	1,326,438
Total current liabilities	6,697,710	9,154,028

Deferred rent	125,824	141,679
Total liabilities	6,823,534	9,295,707

Members’ equity:
Members’ equity	28,201,851	74,799,989
Total members’ equity	28,201,851	74,799,989
Total liabilities and members’ equity	$35,025,385	$84,095,696

See accompanying notes to the consolidated financial statements.

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Correvio, LLC

Consolidated Statements of Operations (Unaudited)

	Nine months ended
	September 30, 2013	September 30, 2012

Sales, net of returns, allowances and discounts	$20,461,808	$25,518,420
Royalty revenue	3,598,108	3,509,906
Net sales	24,059,916	29,028,326
Cost of product sold	(5,823,532)	(6,663,105)
Gross margin	18,236,384	22,365,221

Costs and expenses:
Selling, general and administrative expense	16,156,030	16,524,138
Depreciation and amortization	4,727,418	14,560,740
Asset impairment (note 3)	28,640,000	95,600,000
Total costs and expenses	49,523,448	126,684,878
Operating loss	(31,287,064)	(104,319,657)

Other income (expense):
Interest income (expense)	621	(12,559)
Foreign currency transaction loss	(383,969)	(208,600)
Other expense	(150,698)	(109,021)
Total other expense	(534,046)	(330,180)
Loss before taxes	(31,821,110)	(104,649,837)

Provision for income taxes	(245,025)	(199,622)
Net loss	$(32,066,135)	$(104,849,459)

See accompanying notes to the consolidated financial statements.

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Correvio, LLC

Consolidated Statements of Comprehensive Loss (Unaudited)

	Nine months ended
	September 30, 2013	September 30, 2012

Net loss	$(32,066,135)	$(104,849,459)

Other comprehensive income (loss):
Net foreign currency translation adjustments	467,622	(74,774)
Other comprehensive income (loss)	467,622	(74,774)
Comprehensive loss	$(31,598,513)	$(104,924,233)

See accompanying notes to the consolidated financial statements.

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Correvio, LLC

Consolidated Statement of Changes in Members’ Equity (Unaudited)

		Accumulated
		Other
	Accumulated	Comprehensive
	Deficit	Gain	Capital	Total

Balance at December 31, 2012	$(105,356,384)	$501,398	$179,654,975	$74,799,989
Distributions	—	—	(15,000,000)	(15,000,000)
Exercise of stock options	—	—	375	375
Net loss	(32,066,135)	—	—	(32,066,135)
Other comprehensive income	—	467,622	—	467,622
Balance at September 31, 2013	$(137,422,519)	$969,020	$164,655,350	$28,201,851

See accompanying notes to the consolidated financial statements.

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Correvio, LLC

Consolidated Statements of Cash Flows (Unaudited)
	Nine months ended
	September 30, 2013	September 30, 2012
Operating activities
Net loss	$(32,066,135)	$(104,849,459)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	133,279	525,618
Amortization expense	4,594,139	14,035,122
Bad debt expense	11,625	—
Asset impairment loss (note 3)	28,640,000	95,600,000
Loss on disposal of property and equipment	366	—
Non-cash losses on non-permanent
intercompany balances	254,157	148,274
Changes in operating assets and liabilities:
Accounts receivable	3,438,910	(1,743,183)
Inventory	65,835	257,214
Prepaid expenses and other assets	(749,373)	(761,295)
Accounts payable	(2,726,842)	(2,029,100)
Accrued expenses, accrued payroll liabilities
and other liabilities	254,669	(1,784,239)
Net cash provided by (used in) operating activities	1,850,630	(601,048)

Investing activities
Purchases of property and equipment	(22,777)	(231,342)
Increase in restricted cash	(263,725)	(836,636)
Net cash used in investing activities	(286,502)	(1,067,978)

Financing activities
Distributions to members	(15,000,000)	(5,000,000)
Net cash used in financing activities	(15,000,000)	(5,000,000)

Foreign exchange rate changes	200,635	(769,399)
Net decrease in cash and cash equivalents	(13,235,237)	(7,438,425)

Cash and cash equivalents, beginning of period	20,123,989	21,975,728
Cash and cash equivalents, end of period	$6,888,752	$14,537,303

Cash paid for taxes	$156,309	$199,163

See accompanying notes to the consolidated financial statements.

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Correvio, LLC

Notes to Consolidated Interim Financial Statements (Unaudited)

September 30, 2013 and 2012

1. Summary of significant accounting policies:

(a) Organization and business

Correvio, LLC (the Company) was organized on January 17, 2008, under the laws of Delaware. The Company is a pharmaceutical company focused on the worldwide marketing, excluding the United States, of Aggrastat®, a branded prescription pharmaceutical. The Company aims to increase the revenue of Aggrastat through focused selling and marketing efforts and product lifecycle management activities including development of relevant formulations to improve patient treatment.

(b) Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012. The results of operations for the nine month periods ended September 30, 2013 and 2012 are not necessarily indicative of the results for the full year.

(c) Principles of consolidation

The consolidated financial statements include the accounts of Correvio, LLC, and its wholly owned direct subsidiaries. All intercompany accounts and transactions have been eliminated.

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Revenue recognition

Net product sales consist of revenues from sales of the Company’s pharmaceutical product, less the cost of the products sold, estimates for chargebacks, rebates, sales incentives and allowances, returns and losses. The Company recognizes revenue for product sales when title

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Correvio, LLC

Notes to Consolidated Interim Financial Statements (Unaudited)

September 30, 2013 and 2012

1. Summary of significant accounting policies (continued):

(e) Revenue recognition (continued)

and risk of loss has passed to the customer, which is typically upon delivery to the customer; when estimated provisions for chargebacks, rebates, sales incentives and allowances, returns and losses are reasonably determinable; and when collectability is reasonably assured. These reserves rely at least on management’s estimates, which are typically based upon prior experience for these costs.

Royalty revenue from licensees, which is based on third-party sales of licensed products and technology, is recorded as earned in accordance with the contract terms when third-party sales can be reasonably measured and collection of the funds is reasonably assured.

Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues.

(f) Financial instruments

The carrying values of cash and cash equivalents and restricted cash approximate their fair values because of their short term to maturity. The fair value of foreign exchange contracts are estimated based on the difference in their contracted forward rate and the publicly available forward contract rates on the balance sheet date.

The Company classifies the inputs used to measure these fair values into the following hierarchy:

• Level 1 - Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2 - Inputs that are quoted prices for similar assets or liabilities in active markets.

• Level 3 - Inputs that are unobservable for an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These financial assets and liabilities were as follows:

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Correvio, LLC

Notes to Consolidated Interim Financial Statements (Unaudited)

September 30, 2013 and 2012

1. Summary of significant accounting policies (continued):

(f) Financial instruments (continued)

	As of September 30, 2013
	Level 1	Level 2	Level 3	Balance
Assets
Cash and cash equivalents	$6,888,752	$—	$—	$6,888,752
Restricted cash	1,747,132	—	—	1,747,132
Total assets	$8,635,884	$—	$—	$8,635,884

Liabilities
Foreign exchange contracts	$—	$808	$—	$808
Total liabilities	$—	$808	$—	$808

	As of December 31, 2012
	Level 1	Level 2	Level 3	Balance
Assets
Cash and cash equivalents	$20,123,989	$—	$—	$20,123,989
Restricted cash	1,483,407	—	—	1,483,407
Total assets	$21,607,396	$—	$—	$21,607,396

Liabilities
Foreign exchange contracts	$—	$2,979	$—	$2,979
Total liabilities	$—	$2,979	$—	$2,979

(g) Concentration of credit risk

Two customers accounted for 39.5% and 37.3% of the revenue for the nine months ended September 30, 2013 and 2012, respectively. The three largest customers accounted for 34.3% and 49.0% of the accounts receivable balance as of September 30, 2013 and December 31, 2012, respectively.

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Correvio, LLC

Notes to Consolidated Interim Financial Statements (Unaudited)

September 30, 2013 and 2012

(h) FASB amendments

In February 2013, the Financial Accounting Standards Board (FASB) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassifications of accumulated other comprehensive income. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, the Company prospectively adopted the amendments. The adoption of these amendments did not have a material impact on the presentation of the Company’s result of operations for the periods presented.

2. Inventory

	September 30, 2013	December 31, 2012

Finished goods	$3,510,367	$3,629,711
Raw materials	1,465,056	2,281,499
	4,975,423	5,911,210
Reserve	(795,164)	(1,665,116)
	$4,180,259	$4,246,094

3. Intangible assets

	September 30, 2013	December 31, 2012

Trade name	$600,371	$2,179,229
Marketing rights	9,768,521	35,457,829
Patents	1,699,953	7,479,071
Total intangible assets	$12,068,845	$45,116,129

Subsequent to September 30, 2013 and prior to the issuance of these financial statements, the Company was acquired by Cardiome Pharma Corp. (see Note 4). Based on the enterprise fair value of the Company implied in the transaction, there is an impairment of the Company’s asset group. Accordingly, for the nine months ended September 30, 2013, the Company recognized an impairment charge of $28,640,000 to impairment of patents, trademarks, marketing rights, and property and equipment. The impairment loss was allocated to the long-lived assets of the asset group on a pro-rata basis using the relative carrying values of those assets.

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Correvio, LLC

Notes to Consolidated Interim Financial Statements (Unaudited)

September 30, 2013 and 2012

3. Intangible assets (continued)

During the year ended December 31, 2012, the Company performed an impairment test of its long-lived asset group, as there were indicators present based on uncertain sales growth. Based on this impairment test, the Company determined that the patents, trademarks, customer relationships, and property and equipment related to its only product were impaired, due to a decrease in earnings related to the product. Accordingly, the Company recognized an impairment charge of $95,600,000 to impairments of patents, trademarks, customer relationships, and property and equipment. The impairment charge has been recorded in the interim financial statements for the nine months ended September 30, 2012. The fair value of the intangible assets was primarily determined by using the income approach.

4. Subsequent events

On November 18, 2013, the Company was acquired by Cardiome Pharma Corp., a specialty biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients suffering from heart disease around the world. In exchange for 100% of the Company’s share capital, Cardiome issued to the shareholders of the Company 19.9% of its outstanding shares and a deferred cash consideration payable of $12 million.

We have evaluated other subsequent events through January 29, 2014, the date on which these financial statements were available to be issued.

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